

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2011

<u>Via Fax</u>

Mr. Brett Brown
Chief Financial Officer
Inland Real Estate Corporation
2901 Butterfield Road
Oak Brook, Illinois 60523

      Re: Inland Real Estate Corporation
              Form 10-K
              Filed February 28, 2011
              File No. 001-32185

Dear Mr. Brown:

We have reviewed your response letter dated June 16, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Item 8 Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

(1) Organization and Basis of Accounting

Accounting Policies, page 77

1. We note your response to our prior comment 5. Please provide us with an outline of the terms of agreements related to the sales of tenant-in-common and Delaware Statutory Trust interests. In your response explain to us how disputes regarding the financing, development sale or operations of the Venture Subs are settled.

 (3) Unconsolidated Joint Ventures, page 82

2. We have considered your response to our prior comment 3. Please explain to us how you applied the guidance in ASC Topic 810-20-25-20 in determining that the participating rights of the limited partners are substantive. In your response, explain to us how disputes between the company and the limited partners are settled.

(14) Convertible Notes, page 96

3. We have read your response to our prior comment 11. Please provide us with a more detailed description of the terms of the conversion features and the redemption features of your convertible notes. In your response please summarize the significant terms of each feature. Additionally, with respect to the redemption feature, please provide us with your analysis of the feature under ASC Topic 815-15-25-42. Finally, with respect to both features please provide us with your analyses under EITF's 00-19 and 07-05.

     You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief